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SEC Mail Processing Section

FEB 29 2012

Washington, DC
128

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Niagara International Capital Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8940 Main Street
(No. and Street)

Clarence (City) New York (State) 14031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Denise Gueli (716)580-1562
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Bonadio Group & Company LLP
(Name – *if individual, state last, first, middle name*)

6400 Sheridan Drive, Suite 230, Williamsville, NY 14221
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony R. Nanula, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Niagara International Capital Limited, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public

ELAINE M WIENCKOWSKI
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN ERIE COUNTY
MY COMMISSION EXPIRES 10/31/2014
01WI4637604

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NIAGARA INTERNATIONAL CAPITAL LIMITED

Financial Statements as of December 31, 2011 and 2010 Together with Independent Auditors' Report

Bonadio & Co., LLP
Certified Public Accountants

NIAGARA INTERNATIONAL CAPITAL LIMITED

TABLE OF CONTENTS
DECEMBER 31, 2011 AND 2010

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

February 27, 2012

To the Board of Directors of
Niagara International Capital Limited:

We have audited the accompanying statements of financial condition of Niagara International Capital Limited (a New York S-corporation) as of December 31, 2011 and 2010, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Niagara International Capital Limited as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Exhibits I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 and Exhibit III is presented for additional analysis. These are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards in accordance with accounting standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Bonadio & Co., LLP

6400 Sheridan Drive, Suite 230
Williamsville, New York 14221
p (716) 633-8885
f (716) 633-9469

ROCHESTER • BUFFALO
ALBANY • SYRACUSE
NYC • PERRY • GENEVA

www.bonadio.com

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 41,355	$ 35,167
Accounts receivable	2,095	174,595
Accounts receivable - related party	1,786	507
Prepaid expenses	15,218	13,567
Employee advances	40,988	67,738
Total current assets	101,442	291,574
OFFICE EQUIPMENT, net	3,519	3,541
OTHER ASSETS:		
Note receivable, net of allowance of $0 and $60,625 at December 31, 2011 and 2010, respectively	9,238	60,625
Investments, at fair value	45,544	31,966
Raymond James clearing deposit	26,485	26,483
Total other assets	81,267	119,074
	$ 186,228	$ 414,189
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 5,590	$ 104,778
Loans payable to affiliates	813	39,250
Total liabilities	6,403	144,028
SHAREHOLDERS' EQUITY:		
Common stock; no par value, stated value $1,250 per share, 200 shares authorized, 4 shares issued and outstanding	5,000	5,000
Additional paid in capital	939,890	712,890
Accumulated deficit	(754,485)	(439,882)
Accumulated other comprehensive loss	(10,580)	(7,847)
Total shareholders' equity	179,825	270,161
	$ 186,228	$ 414,189

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
REVENUE:		
Commission income	$ 311,990	$ 81,204
Consulting income	48,321	356,120
Insurance commission income	380	29,727
Total revenue	360,691	467,051
OPERATING EXPENSES:		
General and administrative expenses	691,335	1,127,017
Loss from operations	(330,644)	(659,966)
OTHER INCOME (EXPENSE):		
Interest and dividend income	181	2,828
Realized gain (loss) on investments	16,311	(151,562)
Interest expense	(451)	-
Net loss	(314,603)	(808,700)
Other comprehensive income (loss):		
Reclassification to net loss for losses realized	-	72,749
Unrealized loss on investments	(2,733)	(2,201)
Comprehensive loss	$ (317,336)	$ (738,152)

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Common Stock	Additional Paid in Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
BALANCE - January 1, 2010	$ 5,000	$ 184,165	$ 368,818	$ (78,395)	$ 479,588
Capital contributions	-	528,725	-	-	528,725
Net loss	-	-	(808,700)	-	(808,700)
Other comprehensive income	-	-	-	70,548	70,548
BALANCE - December 31, 2010	5,000	712,890	(439,882)	(7,847)	270,161
Capital contributions	-	227,000	-	-	227,000
Net loss	-	-	(314,603)	-	(314,603)
Other comprehensive loss	-	-	-	(2,733)	(2,733)
BALANCE - December 31, 2011	$ 5,000	$ 939,890	$ (754,485)	$ (10,580)	$ 179,825

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
CASH FLOW FROM OPERATING ACTIVITIES:		
Net loss	$ (314,603)	$ (808,700)
Adjustments to reconcile net loss to net cash flow from operating activities:		
Depreciation	1,490	1,944
Dividends	(2)	(3)
Investment in XATA Corporation	-	(9,167)
Realized (gain) loss on investments	(16,311)	151,562
Bad debt expense	51,387	60,625
Forgiveness of employee advances	26,750	-
Changes in:		
Interest receivable	-	6,245
Accounts receivable	172,500	(11,000)
Accounts receivable - related party	(1,279)	11,575
Prepaid expenses	(1,651)	(4,426)
Accounts payable and accrued expenses	(99,188)	46,477
Net cash flow from operating activities	(180,907)	(554,868)
CASH FLOW FROM INVESTING ACTIVITIES:		
Partial payout of Turnpike Global Technology shares	-	1,957
Employee advances	-	(26,750)
Repayments - employee advances	-	20,000
Purchases of office equipment	(1,468)	(2,216)
Net cash flow from investing activities	(1,468)	(7,009)
CASH FLOW FROM FINANCING ACTIVITIES:		
Capital contributions	227,000	528,725
Borrowings (repayments) of loans payable to affiliates, net	(38,437)	(71,674)
Net cash flow from financing activities	188,563	457,051
NET CHANGE IN CASH AND CASH EQUIVALENTS	6,188	(104,826)
CASH AND CASH EQUIVALENTS - beginning of year	35,167	139,993
CASH AND CASH EQUIVALENTS - end of year	$ 41,355	$ 35,167

The accompanying notes are an integral part of these statements.

1. THE COMPANY

Niagara International Capital Limited (the Company) is a member of the Financial Industry Regulatory Authority (FINRA) and a registered broker/dealer. The Company provides retail and investment banking services primarily in New York State.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
Cash and cash equivalents includes bank demand deposit accounts and money market accounts with a maturity of three months or less. The Company's cash balances may at times exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant risk with respect to cash and cash equivalents.

Accounts Receivable
Accounts receivable at December 31, 2011 and 2010 consists of amounts outstanding from consulting and insurance contracts completed during each respective year. The Company records an allowance for doubtful accounts in anticipation of future write-offs. As of December 31, 2011 and 2010, the Company considered all receivables to be fully collectible; accordingly, no allowance for doubtful accounts was recorded.

Note Receivable and Employee Advances
Notes receivable and employee advances are stated at unpaid principal balances, less an allowance for losses. Management periodically evaluates them for collectability based on inherent collection risks and adverse situations that may affect the borrower's ability to repay. Notes and advances for which no contractual payments have been received for a period of time are considered delinquent. After all collection efforts are exhausted, any amounts deemed uncollectible based upon an assessment of the debtor's financial condition are written off. As of December 31, 2011, management determined that an allowance is not necessary. As of December 31, 2010, management determined that an allowance of $60,625 was necessary for the note receivable. No allowance was determined necessary for the accounts receivable balance. Notes are placed on nonaccrual status when management believes collection of interest is doubtful. Uncollectible interest previously accrued is charged off, or an allowance is established by a charge to interest income. Interest income on nonaccrual loans is recognized only to the extent cash payments are received.

Revenue Recognition
Commission income is recognized as the commissions are earned. Consulting income is recognized when all significant terms of the contract have been completed.

Office Equipment
Office equipment is stated at cost. Depreciation has been provided using the straight-line method over the economic useful lives of the assets, which is 5 years. Maintenance and repairs are charged to operations as incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for a discussion of fair value measurements.

Income Taxes
The Company has elected to be treated as an S-Corporation for federal, New York State and California tax reporting purposes. The tax regulations provide that, in lieu of corporate taxes, the shareholders are taxed on their proportionate share of the Company's taxable income; consequently, income taxes are not provided for in the accompanying financial statements.

As of December 31, 2011 and 2010, the Company does not have a liability for unrecognized tax benefits. The Company files income tax returns in the U.S. federal jurisdiction, New York State and California. The Company is generally no longer subject to U.S. federal and New York State income tax examinations by tax authorities for years before 2008 and California income tax examinations by tax authorities for years before 2007.

3. RELATED PARTY TRANSACTIONS

The Company has expense sharing agreements in place with companies related through common ownership. The sharing agreements are in place for payroll related expenses and other operating expenses. The Company reimburses the related parties on a monthly basis. Amounts due are unsecured and due on demand. There was $813 and $39,250 outstanding at December 31, 2011 and 2010, respectively. The employees of the Company also participate in the retirement plan of one of the related parties.

Accounts receivable - related party at December 31, 2011 and 2010 represents amounts owed from a company related through common ownership.

The Company leases office equipment from a company related through common ownership with rentals of $139 per month (plus taxes and insurance) for 60 months that commenced on April 1, 2011 (previous lease was for $155 per month (plus taxes and insurance) and expired on April 1, 2011). Rent expense for the years ended December 31, 2011 and 2010 amounted to $1,385 and $2,062, respectively. Future minimum lease payments under this noncancellable operating lease are:

2012	$	1,668
2013	$	1,668
2014	$	1,668
2015	$	1,668
2016	$	417

4. REGISTERED REPRESENTATIVE CONTRACTS

The Company has entered into agreements with several individuals in New York City and San Diego to act as registered representatives of the Company in order to assist in executing investment banking contracts. These individuals are compensated by consulting fees and commissions earned on those contracts and their employment agreements are cancelable with written notice from either party within a timeframe as specified in the individual contracts. Commissions and consulting fees under these agreements amount to $277,011 and $326,336 for the years ended December 31, 2011 and 2010, respectively. These fees are included in general and administrative expenses in the accompanying statements of operations.

5. NEW YORK CITY OPERATIONS

The Company agreed to pay certain operational fees for their New York City operations, including a portion of the rent for the office space during the year ended December 31, 2010 (they did not agree to pay any rent for 2011). The Company paid rent payments for office space in the amount of $26,000 for the year ended December 31, 2010. The Company was not a party to the office lease.

6. LEASE AGREEMENTS

The Company entered into a lease agreement with an unrelated party that is renewable annually for their Buffalo office. Monthly payments under this lease were $1,010 for 2011 and 2010. Rent expense for both the years ended December 31, 2011 and 2010 was $12,120.

Beginning October 14, 2011, the Company entered into a lease agreement with an unrelated party for their San Diego office for an initial term of 7 months. Monthly payments under this lease were $796 during 2011. Rent expense for the year ended December 31, 2011 was $1,592.

7. OFFICE EQUIPMENT

Office equipment consisted of the following at December 31:

	2011	2010
Computers	$ 10,423	$ 10,423
Furniture	1,468	-
	11,891	10,423
Less: Accumulated depreciation	(8,372)	(6,882)
	$ 3,519	$ 3,541

8. FAIR VALUE MEASUREMENTS

The Company uses various valuation techniques in determining fair value. ASC Section 820 established a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Other than for Javo Beverage Co., which is noted below, there have been no changes in the methodologies used at December 31, 2011 and 2010.

Equity securities - XATA Corporation: Valued based on quoted market prices in active markets.

Raymond James clearing deposit - Money market funds: Valued under the amortized cost method of valuation pursuant to Rule 2a-7 under the 1940 Act provided that certain conditions are met, including that the fund's Board of Trustees continues to believe that the amortized cost valuation method fairly reflects the market based net asset value per share of the fund. This involves valuing a security at its cost initially and thereafter assuming a constant amortization to maturity of any discounts or premium, regardless of the impact of fluctuating interest rates on the market value of the security. This method may result in periods during which value, as determined by amortized cost, is higher or lower than the price the fund would receive if it sold the security. The market value of securities in the fund can be expected to vary inversely with changes in prevailing interest rates.

8. FAIR VALUE MEASUREMENTS (Continued)

Raymond James clearing deposit - Money market funds (Continued): The fund does not have any unfunded commitments, nor any significant restrictions on redemptions other than the following. Certain securities held by the fund may be subject to legal or contractual restrictions on resale or are illiquid. Restricted securities generally may be resold in transactions exempt from registration. An illiquid security is a security which cannot be disposed of promptly (within seven days) and in the usual course of business at approximately its fair value and includes, but is not limited to, repurchase agreements maturing in excess of seven days, time deposits with a withdrawal penalty, non-negotiable instruments and instruments for which no market exists. Disposal of these securities may involve time-consuming negotiations and expense, and prompt sale at the current valuation may be difficult.

In the normal course of business, the fund enters into contracts that contain a variety of representations which provide general indemnifications. The fund's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the fund that have not yet occurred. However, based on experience, the fund expects the risk of loss to be remote. Participant-directed redemptions can be made on any business day and do not have a redemption notice period.

Private equity investment - Javo Beverage Co.: Valued based on the value of comparable transactions and holdings established by the entity. This investment transferred from level 1 to 3 during 2011. On January 24, 2011, Javo filed a Chapter 11 bankruptcy. On May 13, 2011, Javo's plan of reorganization became effective and they exited bankruptcy. As part of the reorganization, Javo transitioned from a publically traded company to a privately held company.

Private equity investment - Cava Capital (formerly Emerge VC): Valued at cost, which approximates fair value.

The following sets forth by Level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Equity securities	$ 4,233	$ -	$ -	$ 4,233
Money market funds	-	26,485	-	26,485
Private equity investments	-	-	41,311	41,311
	$ 4,233	$ 26,485	$ 41,311	$ 72,029

8. FAIR VALUE MEASUREMENTS (Continued)

	Assets at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Equity securities	$ 6,966	$ -	$ -	$ 6,966
Money market funds	-	26,483	-	26,483
Private equity investments	-	-	25,000	25,000
	$ 6,966	$ 26,483	$ 25,000	$ 58,449

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the years ended December 31, 2011 and 2010.

	Private Equity Investments
Balance - January 1, 2010	$ 26,957
Purchases, sales, issuances and settlements	(1,957)
Balance - December 31, 2010	25,000
Transfers into Level 3	16,311
Balance - December 31, 2011	$ 41,311

9. INVESTMENTS

Cost and fair value of investments at December 31, 2011 and 2010, are as follows:

	December 31, 2011				
	Amortized Cost	Dividends	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:					
Equity securities	$ 9,167	$ -	$ -	$ 4,934	$ 4,233
Money market funds	24,337	2,148	-	-	26,485
Private equity investments	41,311	-	-	-	41,311
	$ 74,815	$ 2,148	$ -	$ 4,934	$ 72,029

9. INVESTMENTS (Continued)

	December 31, 2010				
	Amortized Cost	Dividends	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:					
Equity securities	$ 9,167	$ -	$ -	$ 2,201	$ 6,966
Money market funds	24,337	2,146	-	-	26,483
Private equity investments	25,000	-	-	-	25,000
	$ 58,504	$ 2,146	$ -	$ 2,201	$ 58,449

Net unrealized losses for the years ended December 31, 2011 and 2010 have been included in other comprehensive income. Management evaluates securities for other-than-temporary impairment at least on an annual basis, and more frequently when economic or market concerns warrant such evaluation. Management has determined that no declines are deemed to be other-than-temporary at December 31, 2011 or 2010.

10. RAYMOND JAMES CLEARING DEPOSIT

The Company is required to maintain a minimum balance of $25,000 in an account with Raymond James & Associates, Inc., its clearing broker/dealer, as part of a clearing agreement. The account balance at December 31, 2011 and 2010 consisted of an investment in a money market fund which is discussed in Note 8 and Note 9.

11. EMPLOYEE ADVANCES

The Company has made advances to an employee in the aggregate amount of $60,000 and to a registered representative in the aggregate amount of $26,750. These advances are due on demand and are accruing interest at the applicable federal rate. There was forgiveness of debt of $26,750 and no additional advances during 2011. There were additional advances of $26,750 and repayments of $20,000 during 2010.

12. NOTE RECEIVABLE AND INVESTMENT - JAVO BEVERAGE COMPANY

The note receivable is for consulting services performed in relation to Javo Beverage Company ("Javo", an unrelated party). The Company was issued an original note on April 3, 2009 for $121,250. For the year ended December 31, 2010, the Company established an allowance for 50% of the note receivable balance due to the fact that Javo filed for Chapter 11 bankruptcy. Javo reorganized under Chapter 11, and on May 13, 2011, the Company received a new promissory note with a principal amount of $9,238. The note is to be paid in full on May 14, 2014. Interest only payments of 5% are paid on the note until the maturity date. The Company received $178 of interest income on the note during 2011 ($2,824 during 2010).

12. NOTE RECEIVABLE AND INVESTMENT - JAVO BEVERAGE COMPANY (Continued)

The Company recognized an impairment loss of $151,562 in 2010, which represented the entire cost of the Javo investment, as a result of the bankruptcy. Total unrealized Javo losses of $72,749 were recorded to other comprehensive loss for the investment during the year ended December 31, 2009. As of December 31, 2010, the Company reclassified these unrealized losses into the components of net loss on the statement of operations.

As a result of the reorganization of Javo, new shares were issued to the Company during 2011. These shares are recorded on the balance sheet at fair value as of December 31, 2011.

13. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2011 and 2010, the Company had net capital of $64,505 and $9,903, respectively, which exceeded minimum net capital requirements by $59,505 and $301, respectively.

On January 24, 2011, the Company filed a Member Notice to FINRA for a Net Capital Deficiency. On the date of the filing, the Company's required net capital was $6,165 and actual net capital was $(18,563). The shareholders subsequently provided funding to attain the net capital requirement.

14. SUPPLEMENTAL CASH FLOW INFORMATION

	2011	2010
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 451	$ -

During 2011, as a result of the reorganization of Javo Beverage Company (Javo), the Company received 1,155 shares of Javo (valued at $16,311) and a promissory note in the amount of $9,238. During 2010, the Company received a payout of $1,957 on the entire balance of their investment in Turnpike Global Technologies. In addition, the Company received 3,333 shares of XATA Corporation (valued at $9,167 on the trade date) during 2010.

Exhibit I

NIAGARA INTERNATIONAL CAPITAL LIMITED

EXCESS NET CAPITAL
DECEMBER 31, 2011

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the Net Capital Rule), the Company has the following excess net capital at December 31, 2011:

TOTAL ASSETS		$ 186,228
Less: Total liabilities		6,403
NET WORTH		179,825
Less: Non-allowable assets		(114,155)
TENTATIVE NET CAPITAL		65,670
Less: Undue concentration		-
Less: Haircuts		(1,165)
NET CAPITAL		64,505
NET CAPITAL REQUIREMENTS		
6 2/3% of aggregate indebtedness	$ 427	
Minimum requirement	$ 5,000	
Greater of above		(5,000)
EXCESS NET CAPITAL		$ 59,505
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2011)		
Net capital, as reported in Company's part II (unaudited) FOCUS report		$ 64,011
Securities Investor Protection Corporation fees		494
Final net capital		$ 64,505

The accompanying notes are an integral part of these exhibits.

Exhibit II

NIAGARA INTERNATIONAL CAPITAL LIMITED

EXEMPTIVE PROVISION UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Exhibit III

NIAGARA INTERNATIONAL CAPITAL LIMITED

GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Salaries and commissions	$ 422,791	$ 758,665
Bad debt expense	51,387	60,625
Consulting fees	40,833	76,571
Outside services	34,123	25,758
Insurance	33,402	25,245
Licensing fees	19,407	21,652
Rent	14,703	38,120
Travel	12,193	31,221
Accounting fees	10,700	21,661
Utilities	9,654	11,031
Legal fees	7,320	250
Financial operations officer fees	7,200	8,827
Charitable contributions	3,800	5,671
Printing and reproduction	3,465	1,507
Meals and entertainment	3,339	9,250
Continuing education	2,929	3,330
Postage and delivery	2,005	2,263
Office expense	2,001	4,819
Depreciation	1,490	1,944
Equipment rent	1,385	2,062
Bank charges	1,106	1,727
Repairs and maintenance	1,053	1,559
State taxes	975	5,865
Advertising	-	5,313
Moving expenses	-	(825)
Miscellaneous	4,074	2,906
	$ 691,335	$ 1,127,017

The accompanying notes are an integral part of these exhibits.

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

February 27, 2012

To the Board of Directors of
Niagara International Capital Limited:

In planning and performing our audit of the financial statements of Niagara International Capital Limited (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

6400 Sheridan Drive, Suite 230
Williamsville, New York 14221
p (716) 633-8885
f (716) 633-9469

ROCHESTER • BUFFALO
ALBANY • SYRACUSE
NYC • PERRY • GENEVA

www.bonadio.com

(Continued)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
(Continued)

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bonadio & Co., LLP

NIAGARA INTERNATIONAL CAPITAL LIMITED

Agreed-Upon Procedures Report
SIPC Assessment Reconciliation

December 31, 2011

Bonadio & Co., LLP
Certified Public Accountants

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

February 27, 2012

To the Board of Directors of
Niagara International Capital Limited:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Niagara International Capital Limited (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bonadio & Co., LLP

6400 Sheridan Drive, Suite 230
Williamsville, New York 14221
p (716) 633-8885
f (716) 633-9469

ROCHESTER • BUFFALO
ALBANY • SYRACUSE
NYC • PERRY • GENEVA

www.bonadio.com